

07006478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-38672

ANNUAL AUDITED REPORT
FORM X-17A-5

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2006 (MM/DD/YY) AND ENDING 3/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Bailard Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City (City) — California (State) — 94404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara V. Bailey — 650-571-5800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) — San Francisco (City) — California (State) — 94105-2230 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara V. Bailey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Bailard Fund Services, Inc. (the "Company") as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Secretary

Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 18th day of May, 2007, by Barbara Vaughan Bailey, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature


KAREN M. BOZZUTO
Commission # 1718454
Notary Public - California
San Mateo County
MyComm. Expires Jan 20, 2011

Bailard Fund Services, Inc.
(A Wholly Owned Subsidiary of Bailard, Inc.)

(SEC. I.D. No. 8-38672)

Financial Statements and Supplemental Schedules for the Year Ended March 31, 2007, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)

We have audited the accompanying statement of financial condition of Bailard Fund Services, Inc. (a wholly owned subsidiary of Bailard, Inc.) (the "Company") as of March 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated subsidiary of Bailard, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of March 31, 2007, appearing on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



May 24, 2007

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 74,462
PREPAID EXPENSES	22,025
TOTAL	$ 96,487

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES—Due to Bailard, Inc.—net	$ 15,746
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized, 1,000,000 shares; issued and outstanding, 600,000 shares	352,500
Accumulated deficit	(271,759)
Total stockholder's equity	80,741
TOTAL	$ 96,487

See notes to financial statements.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2007

REVENUE—Interest income	$ 2,710
OPERATING EXPENSES:	
Registration fees	21,490
Other	30,266
Total operating expenses	51,756
LOSS BEFORE INCOME TAXES	(49,046)
INCOME TAX BENEFIT	19,810
NET LOSS	$ (29,236)

See notes to financial statements.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2007

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE—April 1, 2006	600,000	$ 301,500	$ (242,523)	$ 58,977
Capital contributions		51,000		51,000
Net loss			(29,236)	(29,236)
BALANCE—March 31, 2007	600,000	$ 352,500	$ (271,759)	$ 80,741

See notes to financial statements.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (29,236)
Change in certain assets and liabilities:	
Prepaid expenses	(1,393)
Due to Bailard, Inc.—net	(14,665)
Net cash used in operating activities	(45,294)
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contributions	51,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,706
CASH AND CASH EQUIVALENTS—Beginning of year	68,756
CASH AND CASH EQUIVALENTS—End of year	$ 74,462

See notes to financial statements.

1. ORGANIZATION

Bailard Fund Services, Inc. (the "Company") was incorporated on September 4, 1987, as a wholly owned subsidiary of Bailard, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings"). The Company is organized for the principal purpose of engaging in broker/dealer activities to facilitate the distribution of capital shares of the investment funds sponsored by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the NASD, Inc., and various states. The Company has a distribution agreement with the Parent to distribute the investment funds sponsored by the Parent. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition—Placement fees arise from the sale of limited liability company interests in investment products managed by the Parent and are recognized upon closing of the sale. During the year ended March 31, 2007, the Company did not earn any placement fees.

Income Taxes—Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred taxes are based upon items of income and expense reported in different years in the financial statements and tax returns measured at the tax rate in effect in the year the difference originated. The Company is included in the consolidated income tax return with BB&K Holdings. The tax liability is computed on a separate company basis using the tax rate of the consolidated filing entity.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("Interpretation No. 48"), on April 1, 2006. Interpretation No. 48 requires, among other things, that management evaluate the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities.

The Company is included in a consolidated U.S. federal income tax return and a combined state of California income tax return. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for tax years before 2001.

Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. Accordingly, the adoption of Interpretation No. 48 did not give rise to a liability for unrecognized tax benefits and there was no impact on the Company's financial position or results of operations.

3. RELATED PARTY TRANSACTIONS

The Parent provides various business services to the Company including the use of office space, equipment and management time. There is currently no agreement between the Company and the Parent relating to the reimbursement by the Company for such expenses incurred and no provision for the cost of such services has been reflected in the accompanying financial statements. Because no such arrangement between the Company and its Parent exists, the financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity of the Parent. Certain direct expenses of the Company, such as registration fees and subscriptions, are paid for by the Parent and are reimbursable by the Company and are reflected within the statement of financial condition as a liability in Due to Bailard, Inc.

4. INCOME TAXES

The income tax benefit consists of the following:

Current:	
Federal	$ 15,474
State	4,336
Total	$ 19,810

The Company's income tax benefit for the year ended March 31, 2007, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 34%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2007, the Company recorded a $19,810 income tax benefit and a corresponding amount receivable from its Parent in accordance with the Company's policy with the Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Parent has committed to maintain the required minimum net capital through additional contributions of capital, if needed. At March 31, 2007, the Company had net capital of $57,227, which was $52,227 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

* * * * * *

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2007

COMPUTATION OF NET CAPITAL:		
Stockholder's equity (from statement of financial condition)		$ 80,741
Nonallowable assets—prepaid expenses		22,025
Net capital before haircut on securities positions		58,716
Haircuts on securities		1,489
NET CAPITAL		$ 57,227
AGGREGATE INDEBTEDNESS—Total liabilities (from statement of financial condition)		$ 15,746
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 1,050
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$ 52,227
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 55,652
Ratio: Aggregate indebtedness to net capital		0.28 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as amended on May 24, 2007, as of March 31, 2007.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2007

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.



Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

May 24, 2007

Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)
950 Tower Lane, Suite 1900
Foster City, CA 94404-2131

In planning and performing our audit of the financial statements of Bailard Fund Services, Inc. (a wholly owned subsidiary of Bailard, Inc.) (the "Company") for the year ended March 31, 2007 (on which we issued our report dated May 24, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END